FOIA Confidential Treatment Requested by eBay Inc. Pursuant to Rule 83 (17 C.F.R. 200.83)

eBay Inc. 2065 Hamilton Avenue San Jose, CA 95125

December 23, 2014

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention:	Ms. Jennifer Thompson
Mr. Jarrett Torno

Re:	eBay Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed January 31, 2014
File No. 000-24821

Ladies and Gentlemen:

Thank you for your letter dated December 12, 2014 addressed to eBay Inc. (“eBay” or the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”).

To facilitate the Staff’s review, we have keyed our response to the headings and the numbered comment used in the Staff’s comment letter, which is reproduced in italics below. Our response follows the comment.

Due to the commercially sensitive nature of certain information contained herein, this response letter includes a request for confidential treatment of the portions of this letter highlighted and bracketed below pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”).

In accordance with Rule 83, the Company requests confidential treatment of the highlighted and bracketed portions (the “Confidential Material”) of this response letter. Please inform the following person of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information Act, Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83:

eBay Inc.

2065 Hamilton Avenue

San Jose, CA 95125

Attention: General Counsel

Telephone: (408) 376-7400

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Overview, page 62

1. We note your response to comment 1 in our letter dated December 4, 2014. As the information you provided was not responsive to our comment, we reissue our comment. Tell us the portion of GMV represented by transactions that are closed but not consummated for each year presented. In addition, please separately explain in more detail why you believe “the total mix of information in [y]our financial statements, as well as the nature of the metric” support your conclusion that is it not meaningful or material to disclose this information to your investors, particularly since you use GMV to explain changes in your revenue.

Rule 83 confidential treatment request made by eBay Inc.; request Number 1.

Company response:

The percentage of closed but not consummated GMV on our Marketplaces platforms for 2011, 2012 and 2013 was approximately [***]%, [***]% and [***]%, respectively. Additionally, year-to-date 2014 closed but not consummated GMV through September 30, 2014 was approximately [***]%. As stated in our previous response, this percentage has remained consistent over time and is not material to our reported GMV metric. For this reason and those stated below, we do not disclose this percentage in our periodic filings.

We manage our business using our reported GMV metric and, for this purpose, we do not adjust GMV for closed but not consummated transactions. As stated in a previous response, we monitor closed but not consummated GMV to identify opportunities to improve trust and safety and enhance the customer experience on our Marketplaces platforms. Our management goals and the measurement of volume we use to assess the performance of our overall Marketplaces business and individual managers are both based on our reported GMV metric, which as stated above, is calculated without regard to whether transactions are ultimately consummated.

To clarify our previous response regarding the total mix of information in our filings and the nature of our reported GMV metric, and why we believe that the inclusion of closed but not consummated transactions does not alter the meaningfulness of the metric, we believe that the high degree of correlation between GMV and our recorded revenue is understood by users of our

***Confidential Treatment Requested by eBay Inc.

financial statements. We disclose in Item 7 of our 2013 Form 10-K that GMV is a significant driver of our Marketplaces net transaction revenues. In addition, we disclose in Item 1 of our 2013 Form 10-K that we measure our footprint using various metrics, including GMV. We also disclose in Item 1 and Item 7 of that Form 10-K that GMV is calculated as “the total value of all successfully closed items between users on our Marketplaces trading platforms (excluding eBay’s classifieds websites, brands4friends and Shopping.com) during the applicable period, regardless of whether the buyer and seller actually consummated the transaction.” Additionally, as the nature of this metric is to measure the total volume of transactions closed on our Marketplaces platforms, GMV is used both internally and externally to help evaluate how effectively our business competes in our industry. One way our investors and analysts assess the performance of our Marketplaces business is by evaluating our GMV rate of growth. Given the relatively constant rate of closed but not consummated transactions, we respectfully submit that inclusion of those transactions does not impair the meaningfulness of GMV as an indicator of overall performance.

We respectfully advise the Staff that, in our view, it is standard practice for e-commerce companies similar to eBay to present GMV without adjusting for, or indicating the amount of, closed by not consummated transactions. For example, Alibaba Group Holding Limited states, on page 70 of their prospectus dated September  18, 2014, that GMV “does not take into account how, or whether, the buyer and seller settle the transaction”. See http://www.sec.gov/Archives/edgar/data/1577552/000119312514347620/d709111d424b4.htm . In fact, the question of why GMV includes closed but not consummated transactions is discussed in item 12 of Alibaba’s letter dated June 16, 2014 responding to Staff comments, which notes that “[Alibaba] considers GMV to be the key metric that provides material information about [its] business because it measures the activity level, growth and overall health of [its] marketplaces and ecosystem…..[Alibaba] believes that GMV, which is a key metric that management reviews, is a significant factor for investors in evaluating the performance of [its] marketplaces and business.” See  http://www.sec.gov/Archives/edgar/data/1577552/000119312514237452/filename1.htm. We respectfully advise the Staff that many of the factors noted in the foregoing response—such as GMV being a key measure of overall activity and growth, a key metric that management reviews and a significant factor for investors in evaluating performance—are also applicable to eBay and have been articulated by us in our response to the Staff’s comments.

Additionally, JD.com, Inc. uses a similar definition of GMV, stating on page nine of their prospectus dated December 2, 2014 that GMV is “the total value of all orders for products and services placed in our online direct sales business and on our online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned.” See http://www.sec.gov/Archives/edgar/data/1549802/000104746914009683/a2222411z424b4.htm. The inclusion of closed but not consummated transactions was also discussed in item 13 of JD.com’s letter dated March  19, 2014 responding to Staff comments. See http://www.sec.gov/Archives/edgar/data/1549802/000110465914020984/filename1.htm. Nonetheless, like Alibaba, JD.com’s final prospectus does not appear to quantify closed but not consummated transactions.

We expect to continue to use GMV in managing the performance of our business. We will continue to monitor the percentage of closed but not consummated GMV for purposes of identifying additional opportunities to improve trust and safety and enhance the customer experience. Should the rate of closed but not consummated GMV begin to fluctuate and materially impact the correlation of GMV and revenue, our take rate or other results of operations we will provide appropriate disclosure.

*        *        *

In the instances indicated above, we believe that revisions in response to the Staff’s comment will enhance our disclosure. However, we believe that the filing in question substantially complies with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder and generally accepted accounting principles. Accordingly, we respectfully request that the Staff permit any additional or revised disclosure to be made in our future filings, as specifically indicated above.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filing with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (408-967-4123). In addition, you are welcome to contact Eric Haueter of Sidley Austin LLP at (415-772-1231).

Very truly yours,

eBay Inc.

By:	/s/ Brian J. Doerger
Name:	Brian J. Doerger
Title:	Vice President, Chief Accounting Officer